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[AEGON LOGO APPEARS HERE]                                        262009

                                                          PRESS RELEASE



STOCK FRACTION FINAL DIVIDEND AEGON DETERMINED AT 1/55


During the Annual General Meeting of Shareholders, held on 18 April of this year, a total dividend for 2001 was approved of EUR 0.83 per common AEGON share of EUR 0.12 par value. After taking the interim dividend of EUR 0.37 into account, this represents a final dividend for 2001 of EUR 0.46 per common share.

It is our policy to make the final dividend payable entirely in cash or entirely in stock at the choice of the shareholder. As from 22 April up to and including 29 April 2002, shareholders could express their preference for either stock or cash. No discount is applied to the share alternative. Taking into account rounding differences, the value of the final dividend in shares will be approximately equal to that of the final dividend in cash.

The stock dividend is based upon the average price of the AEGON shares on the Euronext Amsterdam N.V. in the four trading days from 30 April up to and including 6 May 2002.

A number of 55 dividend coupons (number 4) is required to qualify for one new common AEGON share of EUR 0.12 par value.

The final dividend will be payable as from 14 May 2002. Rights to the dividend payment in cash or stock will be made available to holders of CF-Certificates through those institutions which have been acting as custodians of the coupon sheets for their shares at the close of business on 19 April 2002. Holders of New York shares will be contacted by AEGON's US Transfer Agent, Citibank.

The Hague, 6 May 2002
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Enquiries:

AEGON N.V.
Group Communications
Phone + 31 70 344 83 44

Additional information can be found on AEGON`s website: www.aegon.com
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